UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 21, 2022, Aptorum Group Limited (the “Company”) held its 2022 annual general meeting of shareholders (the “Annual Meeting”). At the Annual Meeting, the Company’s shareholders voted on 3 proposals. At the beginning of the Annual Meeting, there were 230,656,914 votes represented in person or by proxy, which represented approximately 97% of the voting power of the shares entitled to vote (Class A Ordinary Shares, including those underlying Class B Ordinary Shares) at the Annual Meeting; a quorum was present for the transaction of business.

At the Annual Meeting, the following proposals were voted on:

●	To re-elect each of the seven directors identified herein to the Company’s board of directors (the “Board”), with such directors to serve until the next annual meeting of shareholders or until his/her respective successor is elected and duly qualified; and

Election of Directors	For	Against	Abstain	Broker Non-Vote

Mr. Ian Huen	228,458,051	332,313	5,877	1,860,673
Mr. Darren Lui	228,457,581	332,783	5,877	1,860,673
Dr. Clark Cheng	228,455,551	334,813	5,877	1,860,673
Mr. Charles Bathurst	228,774,265	16,624	5,352	1,860,673
Dr. Mirko Scherer	228,777,354	11,635	7,252	1,860,673
Professor Justin Wu	228,773,371	17,568	5,302	1,860,673
Professor Douglas Arner	228,455,012	335,927	5,302	1,860,673

●	To ratify the appointment of Marcum Asia CPAs LLP (formerly known as Marcum Bernstein & Pinchuk LLP) as the Company’s independent auditors for the year ending December 31, 2022, and to authorize the Board to fix their remuneration.

For	Against	Abstain
230,502,002	45,812	109,100

●	To approve that every 10 Class A Ordinary Shares of a par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class A Ordinary Share of a par value of US$10.00 per share; and that every 10 Class B Ordinary Shares of a par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class B Ordinary Share of a par value of US$10.00 per share (the “Share Consolidation” or “Reverse Stock Split”), such that immediately following the Share Consolidation, the authorized share capital of the Company will be US$100,000,000.00 divided into 6,000,000 Class A Ordinary Shares with a nominal or par value of US$10.00 each and 4,000,000 Class B Ordinary Shares with a nominal or par value of US$10.00 each; with such Share Consolidation to be effective on any date on or prior to December 21, 2023 as determined by the Board of Directors (the “Effective Date”); and the Effective Date when determined by the Board of Directors shall be announced by the Company. In the event that no Effective Date has been determined by the Board of Directors, the share capital of the Company shall remain unchanged unless otherwise resolved by the shareholders of the Company; and the authority granted to the Board of Directors in this proposal will terminate and no Share Consolidation will be implemented.

For	Against	Abstain
228,767,581	23,292	5,368

On December 22, 2022, the Company issued a press release (the “Press Release”) announcing the entry into the Agreement. A copy of the Press Release is attached hereto as Exhibit 99.1.

The information in this Form 6-K, including the exhibits shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591) and Form F-3 (Registration Number 333-235819) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: December 22, 2022	By:	/s/ Darren Lui
		Name:	Darren Lui
		Title:	Chief Executive Officer

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